OMB APPROVAL
                                                          OMB Number: 3235-0058
                                                        Expires: March 31, 2006
                                                       Estimated average burden
                                                     hours per response. . .2.50



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                                                                SEC FILE NUMBER

                                                                 CUSIP NUMBER

                           NOTIFICATION OF LATE FILING


(CHECK ONE):  [ ]Form 10-K     [ ]Form 20-F     [ ]Form 11-K
              [X]Form 10-QSB   [ ]Form N-SAR

For Period Ended:   MARCH 15, 2004
                  ----------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

ARTWORK & BEYOND
----------------------------------------
Full Name of Registrant

FORMERLY DYNAMIC I-T, INC.
--------------------------
Former Name if Applicable

331 DANTE COURT
---------------
Address of Principal Executive Office (Street and Number)

HOLBROOK, NEW YORK 11741
--------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Form 10-QSB for Registrant could not be filed within the prescribed period due to the financial statements not being completed in the time period necessary for current filing.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

HOWARD BLUM                              (631)                    471-0065
-----------                              -----                    --------
 (Name)                                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed? If answer is no, identify report(s). [X]  Yes        No

------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Artwork & Beyond's net loss for the quarter ended March 31, 2004 is expected to be approximately ($104,991). Artwork did not report financials for the same period last year, however the net loss for Dynamic I-T, Inc. for the same period last year was ($94,102).

[GRAPHIC OMITTED]

                             ARTWORK & BEYOND, INC.
                             ----------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   5/17/04          By  /S/ HOWARD BLUM
       -------                  ---------------
                                Howard Blum
                                Chief Executive Officer